



Jake Whitlock <[redacted]>

Clubhound is Crowdfunding! Fetch Your Spot

1 message

Clubhound <info@clubhound.com> Tue, Jul 1, 2025 at 7:45 PM
To: Test Pupyy <[redacted]>



CLUBHOUND
CLUBHOUND
CLUBHOUND

$20k Raised in 10 days!

Hi Test,

Thanks to our amazing community, we've already raised over **$23,000** in investment reservations through our **WeFunder campaign** — and we're just getting started!

Every dollar brings us closer to:
✅ Building our new **Upstairs Mezzanine**

✅ Expanding & improving our **outdoor space**
✅ Kicking off **multi-location growth**
✅ And of course… more **pup-friendly features** you'll love

But we still have a long way to go to hit our $100,000 goal. Whether you've already reserved or are still considering it — **now is the time to join in** and help us build the future of Clubhound.

👉 [Invest in Clubhound on WeFunder](#)

Not ready to invest? No problem — just sharing the campaign with friends, family, or fellow dog lovers helps us tremendously.

Thank you for being part of this community and helping us take the next big leap. Let's keep growing the pack together. 🐶 🐾

With gratitude,
Jake & The Clubhound Team

